Exhibit 99.1

Brookfield Reinsurance Announces Record Date for the Special Distribution

BROOKFIELD, NEWS, November 22, 2022 – Brookfield Reinsurance (NYSE, TSX: BAMR) (“Brookfield Reinsurance” or the “Company”) today announced that it has set a distribution record date of December 2, 2022 (the “Record Date”) for the previously announced special distribution (the “Special Distribution”) of shares of Brookfield Asset Management Ltd. (the “Manager shares”) to the holders of its class A exchangeable limited voting shares (“Brookfield Reinsurance Class A Shares”) and class B limited voting shares (“Brookfield Reinsurance Class B Shares”).

Background – Brookfield Arrangement

Brookfield Asset Management Inc. (“Brookfield”) announced earlier today that it has received all material approvals for the previously announced transaction for the public listing and distribution of a 25% interest in its asset management business, through Brookfield Asset Management Ltd. (the “Manager”) by way of a plan of arrangement (“Brookfield Arrangement”). The transactions contemplated by the Brookfield Arrangement will result in the division of Brookfield into two publicly traded companies – Brookfield Asset Management Inc. (to be renamed “Brookfield Corporation”) and the Manager.

The Special Distribution

If the Brookfield Arrangement is completed, Brookfield Reinsurance intends to undertake the Special Distribution on or about December 9, 2022, being the expected effective date of the Brookfield Arrangement. Pursuant to the Special Distribution, holders of Brookfield Reinsurance Class A Shares and Brookfield Reinsurance Class B Shares as of the Record Date, which is also the record date for the Brookfield Arrangement, will be entitled to receive one (1) Manager share for every four (4) Brookfield Reinsurance Class A Shares or Brookfield Reinsurance Class B Shares held as of the Record Date, while retaining their shares of Brookfield Reinsurance. Holders of Brookfield Reinsurance Class A Shares and Brookfield Reinsurance Class B Shares will not be entitled to receive any fractional interest in a Manager share, and those holders who would otherwise be entitled to a fractional Manager share will instead receive a cash payment.

At a special meeting of shareholders of Brookfield Reinsurance on November 9, 2022, holders of Brookfield Reinsurance Class A Shares and Brookfield Reinsurance Class B Shares approved a resolution authorizing the payment of the Special Distribution by way of a capital reduction resulting in a return of capital. Therefore, it is expected that the Special Distribution will be effected as a capital reduction resulting in a return of capital, and not by way of a dividend. Holders of Brookfield Reinsurance Class A Shares will not be required to pay for the Manager shares to be received upon completion of the Special Distribution or tender or surrender Brookfield Reinsurance Class A Shares or take any other action in connection with the Special Distribution.

Following completion of the Special Distribution, it is expected that the Brookfield Reinsurance Class A Shares will continue to be the economic equivalent of class A limited voting shares of Brookfield (the “Corporation Class A Shares”) and will remain exchangeable on a one for one basis. If a holder of Brookfield Reinsurance Class A Shares wishes to exchange one or more of their Brookfield Reinsurance Class A Shares for Corporation Class A Shares in advance of the Brookfield Arrangement, he or she is required to complete and deliver a notice of exchange by the close of business on November 28, 2022. Any notice of exchange received on or after the close of business on November 28, 2022 will not be processed, and no Corporation Class A Shares will be delivered, until following completion of the Special Distribution.

The New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) will both implement “due bill” trading commencing December 1, 2022 (one trading day before the Record Date) and ending at the close of business on December 9, 2022, inclusively. During this time period, the “due bill” trading designation will impact how the Brookfield Reinsurance Class A Shares will trade on both exchanges. Investors should be aware of the following features:

•	Trades in “BAMR” on the NYSE and the TSX, respectively, will include Manager shares and the entitlement to receive the Manager shares on or about December 9, 2022.

•

Brookfield Reinsurance Class A Shares trading with due bills will carry the entitlement to receive the Manager shares (i.e., should trade on a pre-distribution basis). Accordingly, post-distribution trading in the Manager shares will commence on the NYSE and the TSX at the opening of business on December 12, 2022.

Following completion of the Special Distribution, our Company also intends to change its name to “Brookfield Reinsurance Ltd.”. Further details with respect to the name change (including with respect to the commencement of trading under our new trading symbol “BNRE”) will be further set out in a press release following completion of the Special Distribution. If the Brookfield Arrangement does not proceed, we will not proceed with the Special Distribution or the name change.

The Manager has filed its final prospectus and its registration statement has been declared effective in respect of the Special Distribution. The Manager has received conditional approval to the list its Class A Shares on the NYSE and the TSX. Listing of the Class A Shares on the NYSE and the TSX is subject to Manager fulfilling all of the requirements of the NYSE and the TSX, respectively.

Notice to Readers

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any distribution of any securities in any jurisdiction in which such an offer, solicitation or distribution would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Information in this press release that is not a historical fact is “forward-looking information”. This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on the Company’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct. Particularly, statements about the Special Distribution, the name change, the Brookfield Arrangement, and other terms and conditions of the Special Distribution (including final stock exchange approval) are forward-looking statements.

Other factors, risks and uncertainties not presently known to the Company or that the Company currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information. Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. The Company disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

About Brookfield Reinsurance

Brookfield Asset Management Reinsurance Partners Ltd. (NYSE, TSX: BAMR) operates a leading financial services business providing capital-based solutions to the insurance industry. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A).

For more information, please visit our website at bamr.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Brookfield Asset Management Reinsurance Partners Ltd.